May 4, 2007

Larry Spirgel
Assistant Director
Mail Stop 0407
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	MDC Partners Inc. Form 10-K for Fiscal Year Ended December 31, 2006, Filed March 16, 2007 File No. 1-13178

Dear Mr. Spirgel:

MDC Partners Inc. (the “Company”) is in receipt of the comment letter of the Staff of the Division of Corporation Finance to the Company, dated April 27, 2007. As discussed earlier today with Ms. Hauber, the Company hereby confirms that it will file a response letter to all of the Staff’s comments on or prior to May 18, 2007.

Very truly yours, ____________________________ Steven Berns President & Chief Financial Officer MDC Partners Inc.

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel
Members of the Audit Committee
MDC Partners Inc.

Joseph Klausner, BDO Seidman LLP